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Securities and Exchange

FEB 1 6 2018

RECEIVED

18001037

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL DYNAMICS BROKER DEALER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53RD ST, 17TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG — 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS LLP
(Name – *if individual, state last, first, middle name*)

135 WEST 50TH ST	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM RMS

OATH OR AFFIRMATION

I, HINA AHMAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL DYNAMICS BROKER DEALER LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CapitalDynamics

CAPITAL DYNAMICS BROKER DEALER LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2017

CAPITAL DYNAMICS BROKER DEALER LLC

CONTENTS
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

M MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Capital Dynamics Broker Dealer LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Dynamics Broker Dealer LLC, (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.

New York, NY
February 12, 2018

CAPITAL DYNAMICS BROKER DEALER LLC

STATEMENT OF FINANCIAL CONDITION
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

December 31, 2017

ASSETS	
Cash	$ 229,518
Prepayments	27,220
	$ 256,738
LIABILITIES AND MEMBER'S EQUITY	
Due to Parent	$ 82,707
Accrued expenses	26,835
	$ 109,542
Member's equity	$ 147,196
	$ 256,738

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Capital Dynamics Broker Dealer LLC (the "Company") is a wholly-owned subsidiary of Capital Dynamics, Inc. ("Parent"). The Company is engaged in serving as placement agent to private investment companies (solely those private investment companies sponsored by one or more of its affiliates). The Company does not maintain customer accounts, engage in proprietary trading, or serve as underwriter in public offerings. The Company commenced operations in August 2009.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Preparation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration of Credit Risk

The Company maintains its cash in a single bank account at a federally insured banking institution.

Revenue Recognition

– Success Fees
Success fees are recognized in the period that they are earned and consist of fees earned based on a percentage of (i) the amount invested on closing in the funds managed by Parent, (ii) the management fee received in respect to a subscription or (iii) the contractual value of a binding contract, provided that such fees amount to at least 105% of the related sales commission expenses, pursuant to the Private Placement Agent Engagement with Parent.

– Retainer Fees
Retainer fees are recognized in the period that they are earned, and relates to compensation for services, pursuant to the Private Placement Agent Engagement with Parent.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax reporting purposes. Accordingly, the Company has not provided for federal or state income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition at December 31, 2017. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2013.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $120,000, which was approximately $113,000 in excess of its minimum net capital requirement of $7,000.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

4. Related party transactions

As of December 31, 2017, the Company had a non-interest bearing payable to Parent of $82,707 which is due on demand.

The Company provides private placement agent services to Parent and receives fees for these services. Success and retainer fees amounted to approximately $279,000 for the year ended December 31, 2017.

The Company was recharged approximately $197,000 by Parent for sales commission expenses to registered representatives for the year ended December 31, 2017.

Pursuant to a separate agreement, (the "Agreement"), with Parent, the Company recognizes certain general and administrative expenses (such as rent, office expenses, and other fees) based on the terms and conditions per the Agreement. General and administrative expenses under this Agreement amounted to $12,000 for the year ended December 31, 2017. Consulting fees under this Agreement amounted to $9,600 for the year ended December 31, 2017 and other charges under this Agreement amounted to $12,000 for the year ended December 31, 2017, which is recorded in professional fees in the statement of operations.

5. Recently Issued Accounting Prounouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening member's equity. The Company has performed an assessment of its Private Placement Agent Engagement with Parent and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company also expects additional disclosures to be provided in its financial statements after the adoption of the new guidance.